Exhibit 99.16

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	19	04	2005

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	9,410	49	56
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£2.51	£6.57	£4.12

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
THERESA KERRY YOUNG	Ordinary	537

Address
72 WOODSTOCK ROAD SITTINGBOURNE KENT
UK postcode ME10 4HN

Name	Class of shares allotted	Number allotted
JILL KATHLEEN HARRISON	Ordinary	33

Address
1 FORSHAW ROAD PENWORTHAM PRESTON
UK postcode PR1 9DX

Name	Class of shares allotted	Number allotted
MARISA JOHNSON	Ordinary	72

Address
116 FIELDCOURT GARDENS QUEDGELEY GLOUCESTERSHIRE
UK postcode GL2 UA

Name	Class of shares allotted	Number allotted
	Ordinary

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

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Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
WILLIAM JAMES BISSELL	Ordinary	2,689

Address
45 GROVE COACH ROAD RETFORD NOTTINGHAMSHIRE
UK postcode DN22 7HB

Name	Class of shares allotted	Number allotted
GARY DEREK JOHNSON	Ordinary	5,244

Address
33 TOWNSEND CRESCENT MORPETH NORTHUMBERLAND
UK postcode NE61 2XT

Name	Class of shares allotted	Number allotted
PAUL SWAN	Ordinary	672

Address
3 MURRAY COURT BALMULLO GRAMPIAN
UK postcode KY16 0AT

Name	Class of shares allotted	Number allotted
IAN WIGHTON	Ordinary	268

Address
41 EUCLID AVENUE HARROGATE NORTH YORKSHIRE
UK postcode HG1 2BD

Please enter the number of continuation sheets (if any) attached to this form	0

Signed	/s/ M J White	Date 20/04/05
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform